FREEDOM CAPITAL CORPORATION

1560 Wilson Boulevard, Suite 450

Arlington, Virginia 22209

(877) 672-1776

September 3, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N .E.

Washington, DC 20549

Attn: Asen S. Parachkevov, Esq.

Re: Freedom Capital Corporation

Pre-Effective Amendment No. 2 to Registration Statement on Form N-2

File Numbers 333-202461 and 814-01137

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Freedom Capital Corporation, a Maryland corporation (the “Company”), respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-202461 and 814-01137) (the “Registration Statement”) so that such Registration Statement may be declared effective at 9:30 a.m. on 9th day of September, 2015, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Peter J. Shea of Katten Muchin Rosenman LLP at (212) 940-6447, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FREEDOM CAPITAL CORPORATION

By: /s/ Jeffrey McClure

Name: Jeffrey McClure

Title:   President and Chief Executive Officer

1560 Wilson Blvd. • Suite 450 • Arlington, VA • 22209 • 703.259.8204

FreedomCapitalFunds.com